Exhibit 99.1

Medicure Announces Upcoming Conference Presentations

WINNIPEG, April 5, 2016 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, will be participating and presenting at the following investor conferences in April and May, 2016;

•	April 7th at the Laurentian Bank Securities Annual Institutional Investor Conference at the Sofitel Hotel, Montreal. Medicure's CEO and Chairman, Albert Friesen, will participate in a healthcare panel entitled "Specialty Pharmaceuticals - Continuing Success in Challenging Markets". The panel runs 1:35 PM – 3:00 PM.
•	April 11th - 12th at The MicroCap Conference at the Hilton Toronto. Medicure's President and COO, Dawson Reimer, will present a corporate update at 2:30 PM on April 12th.
•	May 2nd – 3rd at the Bloom Burton & Co Healthcare Investor Conference at the Sheraton Centre Toronto Hotel. Medicure's President and COO, Dawson Reimer, will present a corporate update at 11:30 AM on May 3rd.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: 2-1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6, Phone: 204-487-7412, Fax: 204-488-9823

CO: Medicure Inc.

CNW 09:00e 05-APR-16